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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

Commission file number 001-14469

A. Full title of the plan:	SIMON PROPERTY GROUP AND ADOPTING ENTITIES MATCHING SAVINGS PLAN
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:	SIMON PROPERTY GROUP, INC. P.O. BOX 7033 INDIANAPOLIS, IN 46207-7033

REQUIRED INFORMATION

Item 4.    The Plan's financial statements and schedules have been prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974 ("ERISA"). To the extent required by ERISA, the plan financial statements have been examined by independent accountants, except that the "limited scope exemption" contained in Section 103(a) (3) (C) was not available. Such financial statements and schedules are included in this Report in lieu of the information required by Items 1-3 of Form 11-K.

Simon Property Group and Adopting Entities Matching Savings Plan

Form 11-K

Table of Contents

Financial Statements, Schedules, and Exhibits

(a)	Financial Statements
	Reports of Independent Auditors		1
	Audited Financial Statements
	Statements of Net Assets Available for Benefits		3
	Statement of Changes in Net Assets Available for Benefits		4
	Notes to Financial Statements		5
(b)	Schedule of Assets (Held At End of Year)		9
(c)	Signatures
(d)	Exhibits
	23.1	Consent of Ernst & Young LLP, Independent Auditors
	23.2	Notice Regarding Consent of Arthur Andersen LLP

Report of Independent Auditors

Plan Administrator
Simon Property Group and Adopting Entities Matching Savings Plan:

        We have audited the accompanying statements of net assets available for benefits of the Simon Property Group and Adopting Entities Matching Savings Plan (the Plan) as of December 31, 2001 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the plan administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001, and the changes in its net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States.

        Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2001, is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Indianapolis, Indiana
June 14, 2002

        This is a copy of the audit report previously issued by Arthur Andersen LLP in connection with the Plan's filing on Form 11-K for the year ended December 31, 2000. This audit report has not been reissued by Arthur Andersen LLP in connection with this filing on Form 11-K. See Exhibit 23.2 for further discussion.

REPORT OF INDEPENDENT PUBLIC ACCOUTANTS

To the Plan Administrator of Simon Property Group and
    Adopting Entities Matching Savings Plan:

        We have audited the accompanying statements of net assets available for plan benefits of the SIMON PROPERTY GROUP AND ADOPTING ENTITIES MATCHING SAVINGS PLAN (the Plan) as of December 31, 2000 and 1999, and the related statements of changes in net assets available for plan benefits for the years ended December 31, 2000 and 1999. These financial statements and the schedule referred to below are the responsibility of the plan administrator. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2000 and 1999, and the changes in its net assets available for plan benefits for the years ended December 31, 2000 and 1999 in conformity with accounting principles generally accepted in the United States.

        Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Arthur Andersen LLP

Indianapolis, IN
April 27, 2001

Simon Property Group and Adopting Entities Matching Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2001	2000
Assets
Investments:
Money market funds	$756,996	$269,744
Common/collective trust	14,034,431	12,080,076
Mutual funds	105,674,427	110,035,382
Common stock	2,129,974	1,703,676
Participant loans receivable	1,795,024	1,866,748

Total investments	124,390,852	125,955,626
Receivables:
Employer contributions	161,925	153,795
Participant contributions	155,327	162,620
Investment income	65,944	84,007

Total receivables	383,196	400,422

Net assets available for benefits	$124,774,048	$126,356,048

See accompanying notes.

Simon Property Group and Adopting Entities Matching Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2001

Additions:
Contributions:
Participant	$6,810,988
Employer	4,992,918
Other	36,976
Investment income	2,744,646

Total additions	14,585,528
Deductions:
Benefits paid	7,982,778
Administrative expenses	205,680
Net depreciation in fair value of investments	7,979,070

Total deductions	16,167,528

Net decrease	(1,582,000)
Net assets available for benefits:
Beginning of year	126,356,048

End of year	$124,774,048

See accompanying notes.

Simon Property Group and Adopting Entities Matching Savings Plan

Notes to Financial Statements

December 31, 2001

1.    Description of Plan

        The following brief description of the Simon Property Group and Adopting Entities Matching Savings Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

General

        The Plan is a defined contribution plan sponsored by Simon Property Group, L.P. (SPG, L.P.) and affiliated companies (the Employer). The Plan is administered by an Administrative Committee appointed by the Employer. The trustee and recordkeeper of the Plan is Fidelity Management Trust Company (Fidelity or Trustee).

Investment Valuation and Income Recognition

        Investments are stated at aggregate fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the final business day of the year. Mutual funds are valued at quoted market prices that represent the net asset values of shares held by the Plan at year-end. The fair value of participant units owned by the Plan in common/collective funds are based on quoted redemption value on the last business day of the Plan's year-end. The participant loans are valued at their outstanding balances, which approximates fair value.

Plan Eligibility

        For the purpose of making a before tax contribution or a rollover contribution, an employee becomes a member of the plan on the first day of the month coincident with or following the completion of sixty days of active employment and attainment of age twenty-one. For the purpose of receiving the employer match, an employee becomes a member of the Plan on the first day of the month coincident with or following completion of one year of eligible service (at least 1,000 hours of employment) and upon reaching age twenty-one.

Employee Contributions

        Participants may contribute from 1% to 16% of their before-tax compensation as defined in the Plan document. Contributions are subject to maximum limitations as defined in the Internal Revenue Code (the Code).

Employer Contributions

        For participant contributions after January 1, 2000, the Employer matched 100% of the participants' first 3% elected salary deductions and 50% of the participants' next 2% elected salary deductions. In addition, the Employer made a discretionary contribution of 1.5% of participant compensation in 2001 and 2000. This contribution applied to all eligible employees regardless of whether or not they had made any 401(k) contributions during the plan year. As of December 31, 2001, cumulative participant forfeitures totaled $203,766 and will be used to reduce future employer contributions.

Participant Accounts

        Each participant's account is credited for participant contributions and allocations of Employer contributions and Plan earnings. Investment earnings are allocated proportionately among all participants' accounts in an amount which bears the same ratio of their account balance to the total fund balance.

Participant Loans

        All employees that invest in the Plan can borrow from their accounts. Amounts borrowed by the participant are transferred from one or more of the investment funds. The participant pays interest on the loan based on market interest rates at the date of the loan. This interest is credited to the participant's account balance. Both the maximum amounts available and repayment terms for such borrowings are restricted under provisions of the Plan.

Vesting

        Participants' contributions and related investment income become vested at the time they are credited to the participants' accounts.

        For years of service prior to January 1, 2000, vesting in Employer matching and discretionary contributions is based upon years of vesting service. The vesting schedule is as follows:

Years of Vesting Service	Percentage Vested and Nonforfeitable
Less than 3	0%
3	30
4	40
5	60
6	80
7 or more	100

Employees are fully vested in Employer matching and discretionary contributions contributed on and after January 1, 2000.

Payment of Benefits

        Upon termination of service or retirement, participants may elect to receive payments over a period provided in the Plan document or a lump sum amount equal to the vested portion of their accounts as of the most recent valuation date before the distribution. Forfeitures of nonvested amounts for terminated employees are used to reduce Employer contributions in future years.

Administrative Expenses

        All administrative expenses, with the exception of legal expenses, are paid by the Plan.

2.    Summary of Significant Accounting Policies

Use of Estimates

        The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Reclassification

        Certain amounts in the 2000 financial statements amounts have been reclassified to be consistent with 2001 presentation.

Plan Termination

        Although the Employer has not expressed any intent to terminate the Plan, it may do so at any time by action of the Plan's Administrative Committee, subject to the provisions of ERISA. Upon termination of the Plan, participants become fully vested in their entire account balance.

3.    Investments

        Investments are stated at current market value. The market values of individual assets that represent 5% or more of the Plan's assets held for investment purposes at December 31, 2001 and 2000 are as follows:

	2001	2000
*Fidelity Growth and Income Fund	$27,960,296	$28,921,956
*Vanguard Bond Intermediate Term Portfolio Fund	7,040,745	7,726,803
*PIMCO Total Return Fund	7,095,539	7,273,044
*Fidelity Spartan U.S. Equity Index Portfolio Fund	15,399,753	16,265,794
*Fidelity Magellan Fund	14,848,759	15,751,331
*Fidelity Low Priced Stock Fund	9,439,665	5,239,010
MAS Balanced Fund	16,905,769	17,871,356
Fidelity Managed Income Portfolio Fund	14,034,431	12,080,076

*
Denotes all or a portion of the fund is nonparticipant-directed.

During 2001, the Plan's investments (depreciated) appreciated in value as follows:

2001
Mutual funds	$(8,385,679)
Common stock	406,609

$(7,979,070)

4.    Nonparticipant-Directed Investments

        Information about the net assets and significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31
	2001	2000
Net assets:
Mutual funds	$33,201,232	$35,979,627
Money market funds	702,905	269,744

	$33,904,137	$36,249,371

Year ended December 31, 2001
Changes in net assets:
Contributions	$1,769,258
Interest Income	24,847
Net depreciation	(1,399,969)
Benefits paid to participants	(2,633,625)
Administrative expenses	(71,956)
Interfund transfers	(36,045)
Participant loans, net of repayments	2,256

$(2,345,234)

5.    Tax Status

        The Plan has received a determination letter from the Internal Revenue Service dated October 30, 2001, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the 'Code') and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

Simon Property Group and Adopting Entities
Matching Savings Plan

Schedule H, line 4i—Schedule of Assets (Held At End of Year)

December 31, 2001

        EIN: 35-1903854
Plan Number: 002

(b)	(c)	(d)	(e)
Identity for Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Cost	Fair Value
Money Market funds
*Fidelity Institutional Cash Portfolio Money Market Fund	756,996 shares	$756,996	$756,996
Common Stock
*Simon Property Group Common Stock	72,621 shares	**	2,129,974
Common/collective trusts
*Fidelity Managed Income Portolio Fund	14,034,431 shares	**	14,034,431
Mutual funds
Blackrock Small Cap Growth Institutional Fund	103,227 shares	2,336,363	1,365,692
CS Cap Appreciation Com	1,525 shares	**	27,284
*Fidelity Growth and Income Fund	748,001 shares	29,425,691	27,960,296
*Fidelity Magellan Fund	142,475 shares	**	14,848,759
*Fidelity Spartan U.S. Equity Index Portfolio Fund	378,931 shares	15,122,661	15,399,753
*Fidelity Low Priced Stock Fund	344,262 shares	8,289,957	9,439,665
Franklin Small Mid Cap Growth A	4,233 shares	**	131,946
MAS Balanced Fund	1,539,688 shares	**	16,905,769
MSI Value Equity B	2,271 shares	**	21,961
PIMCO Total Return Fund	678,349 shares	7,000,287	7,095,539
Templeton Institutional Foreign Equity	375,744 shares	5,689,006	5,437,018
Vanguard Bond Intermediate Term Portfolio Fund	684,897 shares	6,563,845	7,040,745
Loans to participants (interest rates ranging from 6.00% to 10.75% payable over one to seven years)			1,795,024

			$124,390,852

*
Indicates party-in-interest to the Plan.

**
Participant directed, cost information is no longer required.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SIMON PROPERTY GROUP AND ADOPTING ENTITIES MATCHING SAVINGS PLAN (Name of Plan)
Date: June 28, 2002	/s/ JOHN DAHL John Dahl Chief Accounting Officer

QuickLinks

Table of Contents
Report of Independent Auditors
REPORT OF INDEPENDENT PUBLIC ACCOUTANTS
Statements of Net Assets Available for Benefits
Statement of Changes in Net Assets Available for Benefits
Notes to Financial Statements
Schedule H, line 4i—Schedule of Assets (Held At End of Year)
SIGNATURES